

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2021

William Stilley
President and Chief Executive Officer
ADIAL PHARMACEUTICALS, INC.
1180 Seminole Trail, Suite 495
Charlottesville, VA 22901

      Re: ADIAL PHARMACEUTICALS, INC.
          Registration Statement on Form S-3
          Filed July 20, 2021
          File No. 333-258048

Dear Mr. Stilley:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Hamill at 303-844-1008 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc: Leslie Marlow